Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

* * *

Excerpt from Prepared Remarks by John M. Ketchum on the Second Quarter 2026 NextEra Energy, Inc. Earnings Call

At the same time, we continue to advance our combination with Dominion Energy. On July 15, we filed for merger approval with the Virginia State Corporation Commission, North Carolina Utilities Commission and the Public Service Commission of South Carolina. The Virginia filing initiated the state's statutory six-month review process.

The companies also filed for merger approval with the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. And we filed the S-4 with the Securities and Exchange Commission on July 9, which became effective yesterday. We expect to distribute proxy materials to shareholders in the near future and expect Dominion to do the same, and are anticipating both shareholder meetings to be held in early September.

We believe our proposed combination is a natural extension of our capabilities and experience. We're putting a larger NextEra Energy platform behind Dominion Energy at the exact time when scale matters more than ever to face a set of challenges unlike anything the utility industry has seen in decades. As I've said before, this is a merger of addition, not subtraction, the rare example of when one plus one equals three.

Simply put, combining NextEra Energy and Dominion Energy would drive affordability, create local jobs, and deliver all forms of energy infrastructure, including battery storage, by leveraging the strengths of two industry leaders and sharing best practices in grid modernization, storm restoration, customer service, workforce tools, data analytics, artificial intelligence, and process improvement, just to name a few.

Let's start with affordability. As we said in May, in the near term, we are offering $2.25 billion in shareholder-funded bill credits to Dominion Energy's customers in Virginia, North Carolina, and South Carolina. This is a meaningful, concrete, and substantial benefit, but the combination also adds capabilities that will benefit customers long after we've delivered these initial bill credits.

The increased scale and enhanced operating platform of the two companies will help maintain affordability at a time when power demand requires more investment in generation and transmission. Buying, building, financing, and operating energy infrastructure more efficiently benefits customers over time. It's exactly what we've done at FPL, which is why our typical customer bill today is 20% lower than it was 20 years ago in real dollars.

The proposed combination would also serve as an economic catalyst. We expect to more than double the size of our combined company by 2032, which would mean good jobs for many years to come for our talented teams across the four states we would serve and across America where we operate.

As with NextEra Energy, Dominion Energy's employees are one of the company's greatest strengths, with an unmatched understanding of the customers and communities they serve. In addition, the fabric of a well-run utility is a company that's strongly embedded in the community it serves. That's exactly why the combined company will maintain dual headquarters in Richmond, Virginia, and Juno Beach, Florida, along with an operational headquarters in Cayce, South Carolina.

We also have a retention commitment for Dominion Energy employees, but that just scratches the surface. Remember, building new energy infrastructure creates new jobs, and building that new infrastructure while maintaining affordable and reliable power attracts new residents and businesses, which then requires new infrastructure. The cycle then repeats. Meeting this moment requires all forms of energy infrastructure. That's exactly what this combination would deliver. As I mentioned earlier, we are not dependent on a single piece of technology.

NextEra Energy is the world leader in renewables and storage. We're also a leader in gas-fired and nuclear generation, and we're a leader in transmission, and we build and operate energy infrastructure better than anyone in our industry. We'd be taking these capabilities and pairing them up with Dominion Energy's local operations, leadership, expertise, community presence, and history of outstanding service, better positioning the company over the long term.

To be clear, this isn't about changing what's worked for Dominion Energy. Rather, this combination is about Dominion Energy adding the undeniable benefits of being part of a larger combined company with deep skill sets and experience across the energy value chain, providing access to scale and an industry-leading platform and balance sheet. Scale matters because it creates efficiencies that compound over time into lower cost, better experience, and stronger outcomes for customers, which has never been more important given the challenges being faced today.

Excerpt of the Question and Answer Portion on the Second Quarter 2026 NextEra Energy, Inc. Earnings Call

Operator

[Operator Instructions] The first question today comes from Steve Fleishman with Wolfe Research. Please go ahead.

Steve Fleishman

Wolf Research LLC

Yes. Hi. Good morning. Thanks for the updates today. So just I guess two questions. First on the S-4 filing. Obviously, as always, they have in there some, you know, an internal forecast for the company. And based on share count, they use and look like it, it might imply earnings growth for the standalone company, you know, 9% or better. And then the near EBITDA looks like it might be even like $5 billion higher 2032 than the Analyst Day number. So maybe you could just give us some color on are you just conservative with your guidance? Is there certain things assumed in there that were different than assumed in the guidance? Just how should we think about that forecast in the S-4? Thanks.

Michael H. Dunne

Executive Vice President-Finance & Chief Financial Officer, NextEra Energy, Inc.

Thanks, Steve. Mike Dunne here. Let me address those. So as we look, you obviously know that we are continuously revising our forecast internally, and that's one of the things that we do well in providing new forecasts 8 to 10 times per year.

When you look at our S-4, key pieces that you will see, one is that our adjusted EBITDA at Energy Resources is roughly $4 billion higher in 2032 than we had in our December investor conference. The key driver of that $4 billion increase is the performance that we are seeing in our originations on the renewables and storage side is better than what we had anticipated and what we had forecasted in December. Our overall expectations in terms of development is the same development expectations. We have not made material changes to our forecast.

One thing you will see is that, as we've talked, FPL has increased its large-load expectations from 6 gigawatts to 8 gigawatts. So the key driver of the increased performance is really the returns and earnings profile that we are seeing in our renewables and storage development and our originations as we move forward.

And I think as you mentioned, Steve, people can do the math in terms of what that forecast looks like. We're obviously not changing our current development – our earnings expectations. They remain at 8% plus through 2032 with a target of 8% plus through 2035. But we also stand by the projections that those are our best forecast of what this business can achieve at the current time.

Julien Dumoulin-Smith

Jefferies LLC

Excellent. Thanks for clarifying that. I know people love to debate that. And then just if you can elaborate briefly here, how do you think about potentially looking at the strategic nature of your business and expanding a footprint? I know you guys have looked at, for instance, linear infrastructure at times. Just – obviously, Dominion Energy now pending here, but how do you think about leaning further into this data center opportunity and sort of the adjacencies that you guys have been dabbling with, shall we say, prior to this latest deal?

John W. Ketchum

Chairman, President & Chief Executive Officer; Chairman-Florida Power & Light Company, NextEra Energy, Inc.

Yeah. Great question, Julien. When I think strategically about the business, we have put a big priority on vertical integration. And if I think you look at the vertical integration that we have at NextEra across the board, which really translates into our operating platform, we have all the pieces. And so when you're not only trying to solve just what I'll call more rudimentary or customary energy solutions for customers, we certainly have the capability to do that.

But when you start to think about large-load and all the capabilities that have to come together, not only renewable expertise, storage, gas-fired generation, potentially nuclear under the right structure, the ability to bring transmission, the ability to build gas pipelines and laterals, the ability to have a retail energy business to help with the large-load queue process, the ability to manage molecules and power flows across the country.

The Symmetry acquisition is a good example of improving vertical integration, being the third largest gas marketer now in the country. We have a very good understanding of where those gas flows occur and how they translate into valuable solutions for customers. We have similar expertise on the power marketing side as well.

And there's really – when I look across the board and you think about that vertical integration skill set, and then you couple that with the – with who is really out there building. There really aren't that many folks out there building, right, new generation solutions. Because it takes experience and it takes the ability to have all those vertically integrated skill sets come together, and that is what puts us in a unique position. And that goes back to my answer to Steve, which is I feel like we're ahead of schedule. And a lot of the opportunities that we've put forward and a lot of the work we've done over the 18 months as we anticipated the shift to being the right answer rather than recontracting existing assets, I think we have a definite first-mover advantage and very excited about the market potential that we see across the board.

Obviously, all of those vertically integrated skill sets will, I think, help in the Dominion merger immensely, right? Because we have those vertically integrated skill sets, and we have net scale, and it really translates in the ability to deliver on affordability, to create jobs, to create economic development in those states, and to be able to deliver the right growth solutions that are right for each of those jurisdictions and do it in a way that results in good outcomes for customers. But it's complicated, too.

When you think about everything that's going on with PJM and the FERC show cause order, it requires, I think, an energy thought leader that has experience across the United States. And we've seen what every ISO does. We've had 20 years of experience working across this country. And I think we'll also be a valuable thought leader, being able to bring constructive ideas forward in a very economic and affordable way that will translate into affordable solution for customers over time and reliable solutions for customers over time.

Nicholas Campanella

Barclays Capital, Inc.

Thanks for all that information. Really appreciate it. And then maybe just moving to the transaction with Dominion. You announced it in May. You've had a lot of time to interact with state-level leadership and stakeholders. Just anything you can share from your conversations and reactions from local constituents. As you've made these filings, given the complexity, is there anywhere that you're skewing within the 12 to 18 months to get this deal closed? Thank you.

John W. Ketchum

Chairman, President & Chief Executive Officer; Chairman-Florida Power & Light Company, NextEra Energy, Inc.

Yeah. I would characterize the decisions as – the conversations as going well. And our whole philosophy and approach is much like the approach we've taken at Florida Power & Light and the track record that we have in Florida Power & Light. And it's a customer-first approach. And what we've been able to explain local leadership is, when we look at this opportunity, we really look at an opportunity to help the customer, and help the customer at a time when there is accelerating power demand. And the ability to meet the growth to provide the generation solutions at scale at a lower cost is extremely important to be able to drive affordability over time. And then the ability to bring a suite of generation solutions to really help drive reliability, I think, is extremely attractive, our track record on customer service as well.

But when you really look at being able to demonstrate – or the most tangible example we can bring forward for state leadership is, again, Florida Power & Light. When you have a bill that's more than 30% lower than national average, 20% lower than it was in 2006, and in real dollars, O&M on $1 per megawatt hour basis, that's 70% better than the industry average, top-decile reliability that's 60% better than the industry average, so on and so forth.

Storm response in three states where storm response is very important, our track record there, very compelling, right? And the ability to do what these three states are facing because we've done it for 20 years in Florida. We've faced significant growth in Florida for 20 straight years and have been able to do it by investing in new generation while keeping bills affordable. That track record speaks volumes for what the potential could be here. And then being able to do that in a way that preserves what those states are accustomed to seeing, which is that local feel, all that experience that Dominion brings at the local level, being able to interact with the same folks that are wearing the same shirts, the same name on the bucket trucks.

The interaction at the local level is not going to change. We're going to leverage what Dominion does best locally, and its strong track record of operations, the cross-learnings that we'll be able to have, but be able to support that local leadership with the scale and the operating platform that comes with the NextEra business, which just translates into affordability for customers across the board. So that message, I think, has been very well received.

And I look at it even broader than that, which is the ability to create jobs by a company that's doubling its generation fleet by 2032, which is our expectation. And then the economic development partnership that comes for all three states. When you think about a company that's number one in gas, the combined company, number two in nuclear, world's leader in renewables, world's leader in battery storage, and a leader in transmission, we have the ability to bring economic growth to those states through OEMs, through EPC contractors, and whatnot, that have to be there to serve our needs. And also, given the scale and the buying power that we have, are going to be encouraged to help support economic development in the states where we're located. So I think when you put that whole package together, so far it's been well received. But look, ultimately be up to the states to decide, but so far the conversations at the local level have gone well.

In terms of your question on timing, look, we still are looking at, I think, the second half of 2027, but would obviously look for opportunities to move that up wherever we can.

Jeremy Tonet

JPMorgan Securities LLC

And just a quick one there. Would Texas development, specifically Permian egress and servicing LNG, any of those factors be of interest to NextEra?

Michael H. Dunne

Executive Vice President-Finance & Chief Financial Officer, NextEra Energy, Inc.

Yeah. Jeremy, I think the key piece here is that as we're building through, we're putting together capabilities that allow us to provide solutions for our customers. And as we look at our customers, that's our customers in Florida, that's our customers in as we combine with Dominion in South Carolina, Virginia, and North Carolina, to our hyperscalers and to our customers across the country. We don't see things like LNG as being part of that. This is all about how do we provide solutions that allow us to grow our company and to help our customers.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia Corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (the “SEC”) on July 9, 2026 (available at https://www.sec.gov/Archives/edgar/data/753308/000110465926082301/tm2614888-13_s4.htm) (“Registration Statement”), which was declared effective by the SEC on July 23, 2026, describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy filed with the SEC the Registration Statement, which includes a preliminary joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a preliminary prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. Each of NextEra Energy and Dominion Energy intends to file with the SEC a definitive joint proxy statement/prospectus. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the Registration Statement, including the preliminary joint proxy statement/prospectus contained therein. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the sources indicated above.